EXHIBIT 99.(h)(iv)
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                         EXPENSE REIMBURSEMENT AGREEMENT


         EXPENSE REIMBURSEMENT AGREEMENT (the "Agreement"), effective as of September 30, 2004 by and between Wilshire Associates Incorporated, a California corporation (the "Advisor") and Wilshire Variable Insurance Trust (the "Trust"), on behalf of each of its series (the "Funds").

         WHEREAS, the Trust is a Delaware statutory trust, and is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management company of the series type;

         WHEREAS, the Trust and the Advisor have entered into an Amended Investment Advisory Agreement dated September 30, 2004 ("Advisory Agreement"), pursuant to which the Advisor provides investment advisory services to the Trust; and

         WHEREAS, the Trust and the Advisor have determined that it is appropriate and in the best interests of the Trust and its shareholders for the Advisor to reimburse the Trust for certain expenses to which the Trust would otherwise be subject;

         NOW THEREFORE, the parties hereto agree as follows:

         1. EXPENSE REIMBURSEMENT.

         The Advisor shall reimburse the Trust for all fees and expenses incurred by the Trust during the period of this Agreement for services rendered by a third party service provider for fund administration, fund accounting, underwriting and transfer agency services, including, without limitation, any initial set-up charges, annual charges and out-of-pocket expenses.

         2. TERM AND TERMINATION OF AGREEMENT.

         This Agreement shall terminate upon the earlier of termination of the Advisory Agreement or on December 31, 2006. The obligation of the Advisor under
Section 1 of this Agreement shall survive the termination of the Agreement solely as to expenses and obligations incurred prior to the date of such termination.

         3. MISCELLANEOUS.

         3.1 Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

         3.2 Interpretation. Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust's Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust's Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Funds.
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         3.3 Amendments. This Agreement may be amended only by a written agreement signed by each of the parties hereto.

         3.4 Limitation of Liability. This Agreement is executed by or on behalf of the Trust, and Advisor is hereby expressly put on notice of the limitation of shareholder liability as set forth in the Declaration of Trust of the Trust and agrees that the obligations assumed by the Trust pursuant to this Agreement shall be limited in all cases to the Trust and its assets, and Advisor shall not seek satisfaction of any such obligations from the trustees, officers or shareholders of the Trust.

         IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, as of the day and year first above written.

                                     WILSHIRE VARIABLE INSURANCE TRUST



                                     By:
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                                     Name:  Michael J. Napoli, Jr.
                                     Title:    President
                                     WILSHIRE ASSOCIATES INCORPORATED



                                     By:
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                                     Name:
                                     Title: